Exhibit 99.1
(ASX CODE: SGM) (NYSE SYMBOL: SMS)
16 October 2008
Sims Group Limited
FY09 First Quarter Results Briefing
Conference Call
Sims Group Limited will release its FY09 first quarter financial results to:
•	Australian Securities Exchange on the morning of Friday, 24 October 2008; and

•	New York Stock Exchange on the afternoon of Thursday, 23 October 2008.
Sims Group Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.
FY09 First Quarter Results Briefing
FROM AUSTRALIA
Date:          24 October 2008
Time:          9:00 am (Australian Eastern Daylight Time)
FROM UNITED STATES
Date:          23 October 2008
Time:          5:00 pm (Central Daylight Time)/6:00 pm (Eastern Daylight Time)
Live Q&A’s — via Conference Call
Questions will be taken at the conclusion by way of Conference Call — Dial in numbers for the Conference Call are as follows:
•	Australia — 02 8524 6650

•	United States — 1866 586 2813

•	International — +61 2 8524 6650

•	Access Code — 68613890
If you wish to participate via the Conference Call you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.